UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest
event reported): July 27, 2004

Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4902 North Biltmore Lane, Madison, Wisconsin 53718
(Address of principal executive offices, including zip code)

(608) 458-3311
(Registrant's telephone number)

Item 5.   Other Events and Regulation FD Disclosure.

The information in Item 12, excluding the "2004 Earnings Guidance" section from the Alliant Energy Corporation press release, is incorporated by reference herein.

Item 7.   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits. The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated July 27, 2004.

Item 12.   Results of Operations and Financial Condition.

On July 27, 2004, Alliant Energy Corporation issued a press release announcing its earnings for the second quarter ended June 30, 2004 and its earnings guidance for 2004. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein. Alliant Energy is including non-GAAP (non-accounting principles generally accepted in the United States of America) financial information to enable investors to better understand the core businesses of Alliant Energy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: July 27, 2004

By: /s/ John E. Kratchmer
    John E. Kratchmer
    Vice President-Controller and Chief
    Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated July 27, 2004

Exhibit
Number

(99.1)   Alliant Energy Corporation press release dated July 27, 2004.

Exhibit 99.1



Alliant Energy
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE   Media Contact: Karen Whitmer (608) 458-4839
                                    Investor Relations: Becky Johnson (608) 458-3267

ALLIANT ENERGY ANNOUNCES SECOND QUARTER RESULTS FROM CONTINUING OPERATIONS INCREASE BEFORE GOODWILL IMPAIRMENT CHARGE
Company also affirms 2004 earnings guidance for earnings from continuing operations

MADISON, Wis. – July 27, 2004 – Alliant Energy Corp. (NYSE: LNT) today reported income (loss) and earnings per share (EPS) from continuing operations for the second quarter of 2004 of ($13.1) million and ($0.12), respectively, compared to $11.7 million and $0.13 for the same period in 2003. Alliant Energy's net income (loss) and EPS for the second quarter of 2004 were ($13.1) million and ($0.12), respectively, compared to $32.2 million and $0.35 for the same period in 2003.

As previously announced, the second quarter of 2004 results included a non-cash impairment charge within Alliant Energy's non-regulated businesses related to the pre-tax write-off of $43 million of goodwill (after-tax charge of $40.3 million). Excluding this charge, Alliant Energy's earnings from continuing operations for the second quarter of 2004 would have been $0.24 per share compared to $0.13 per share in the same period in 2003. Additional details regarding Alliant Energy's second quarter unaudited earnings are as follows (net income in millions; totals may not foot due to rounding):

	2004 *		2003 *	
Earnings (loss) from continuing operations:	Net Income	EPS	Net Income	EPS
Domestic utility	$38.9	$0.42	$22.6	$0.24
Non-regulated (excluding goodwill impairment charge) **	(11.5)	(0.12)	(2.2)	(0.02)
Parent and other (primarily taxes, interest and A&G)	(0.3)	(0.01)	(8.7)	(0.09)
Dilutive effect of additional shares outstanding		(0.05)		
Total excluding goodwill impairment charge	**27.2**	**0.24**	**11.7**	**0.13**
Non-regulated goodwill impairment charge **	(40.3)	(0.36)	-	-
Total earnings (loss) from continuing operations	**(13.1)**	**(0.12)**	**11.7**	**0.13**
Earnings from discontinued operations ***	**-**	**-**	**20.4**	**0.22**
Net income (loss)	**$(13.1)**	**$(0.12)**	**$32.2**	**$0.35**

* The 2004 and 2003 EPS amounts, other than the goodwill charge, have been computed based on the average shares outstanding in 2003. Alliant Energy reports the dilutive impact of increased shares outstanding as a separate earnings variance item if it is material.
** The total loss from continuing operations for the non-regulated business in the second quarter of 2004 and 2003 was ($51.7) million and $(2.2) million, respectively.
*** Alliant Energy previously classified its oil and gas, affordable housing, Australian and SmartEnergy businesses as assets held for sale and discontinued operations (all but approximately 6% of the oil and gas business were sold as of June 30, 2004).

The increase in utility earnings from continuing operations was primarily due to higher electric and gas margins. The decline in Alliant Energy's non-regulated results from continuing operations, excluding the goodwill impairment charge, was primarily due to lower results from its International and Integrated Services business units, partially offset by an $8 million reduction in interest expense resulting from Alliant Energy's continuing debt reduction program.

"We are pleased our earnings per share from continuing operations, excluding the non-cash goodwill impairment charge, were up significantly for the second quarter of 2004 compared to the same period in 2003," said Erroll B. Davis, Jr., chairman and chief executive officer of Alliant Energy. "We remain focused on our continuing efforts to narrow our strategic focus and concentrate on those opportunities available to us in our domestic utility operations. Recent utility positives include the completion of the construction of our 565-megawatt Emery Generating Station – which came on-line both on time and on budget – as well as the non-unanimous settlement agreement we entered into with various parties to our Iowa electric rate case related to the proposed revenue requirement."

Earnings From Continuing Operations

A summary of Alliant Energy's EPS from continuing operations for the second quarter is as follows (totals may not foot due to rounding):

	2004	2003	Variance
Domestic utility operations:			
Electric margins			$0.14
Gas margins			.03
Other			.01
Total domestic utility operations	**$0.42**	**$0.24**	.18
Non-regulated operations (excluding goodwill charge):			
International	(.09)	.02	(.11)
Integrated Services (excluding goodwill charge)	(.05)	-	(.05)
Non-regulated Generation (lower interest expense)	(.01)	(.02)	.01
Other Investments	.04	.03	.01
Other (taxes, interest and A&G)	(.01)	(.05)	.04
Total non-regulated (excluding goodwill charge)	**(.12)**	**(.02)**	**(.10)**
Parent company and other (taxes, interest and A&G)	**(.01)**	**(.09)**	**.08**
Dilutive effect of additional shares outstanding	**(.05)**	**N/A**	**(.05)**
Total excluding goodwill charge	**.24**	**.13**	**.11**
Goodwill charge (Integrated Services)	(.36)	-	(.36)
Earnings per share from continuing operations	**$(0.12)**	**$0.13**	**$(0.25)**

"Our domestic utility operations once again produced strong earnings in the second quarter while continuing to maintain operational excellence and deliver the quality service our customers demand and deserve," said Bill Harvey, president and chief operating officer of Alliant Energy. "While we are not satisfied with the second quarter results from our non-regulated businesses, we remain committed to streamlining our portfolio of businesses to only those that can provide meaningful earnings and cash flows. Further, we are determined to improve the returns we are earning on the invested capital within all of our businesses."

The higher electric utility margins resulted from the impact of various rate increases implemented in 2003 and 2004 and a 3% increase in retail sales resulting from continued customer and other sales growth. These items were partially offset by higher than anticipated fuel and purchased power costs at WP&L. Weather had a modest downward impact on electric margins in the second quarters of 2004 and 2003.

The decline of $0.11 per share in results from Alliant Energy's International business unit was primarily due to lower results of $0.08 per share from the company's Brazilian investments (losses of $8 million and $1 million in 2004 and 2003, respectively, after allocated debt capital and overhead charges). The lower results in Brazil were primarily due to the impact of foreign currency transaction gains (losses) (($0.01) and $0.03 per share in the second quarter of 2004 and 2003, respectively) and higher operating, litigation-related and interest expenses. These items were partially offset by the impact of rate increases implemented at the Brazilian operating companies. The results from Alliant Energy's China and New Zealand investments were also lower in the second quarter of 2004 compared to the same period in 2003. Alliant Energy's earnings from its China investments continue to be negatively impacted by higher than anticipated coal and related costs.

The lower results from the Integrated Services business unit - as well as the goodwill impairment charge - were from the businesses Alliant Energy announced earlier this month that it intends to divest. These businesses had losses of ($0.02) and ($0.06) per share in the first and second quarters of 2004, respectively, excluding the goodwill impairment charge. It is Alliant Energy's current expectation that these businesses will be reported as discontinued operations in the second half of 2004.

2004 Earnings Guidance

Alliant Energy has affirmed its 2004 earnings guidance for earnings from continuing operations of $1.75-2.00 per share, which includes updated guidance for its domestic utility operations of $1.75-1.90 per share compared to the previous guidance of $1.70-1.90 per share. The guidance includes an estimate of $0.06-0.10 per share of charges within Alliant Energy's non-regulated business related to debt repayment premiums the company anticipates paying as part of its continued debt reduction program. The guidance also includes the company's assumptions related to contemplated common equity issuances in 2004. The guidance reflects Alliant Energy's assumption that the businesses the company intends to divest within its Integrated Services business unit will be reported as discontinued operations in the second half of 2004. The goodwill impairment charge incurred in the second quarter of 2004 is included within these businesses thus such charge is not reflected in the current earnings guidance for earnings from continuing operations. The guidance does not include any additional potential asset valuation charges that Alliant Energy may incur in 2004, the impact of certain non-cash mark-to-market adjustments, the impact of any cumulative effects of changes in accounting principles or the potential impact of any gain/loss from the sale of Alliant Energy's remaining interest in Whiting Petroleum Corporation. Finally, the guidance also assumes that no additional businesses will be classified as "held for sale" in 2004 other than the Integrated Services businesses the company is in the process of divesting.

Drivers for Alliant Energy's earnings from continuing operations estimates include, but are not limited to:

- Normal weather conditions in its domestic and international utility service territories
- Continuing economic development and sales growth in its utility service territories
- Continuing cost controls and operational efficiencies
- Ability of its domestic and international utility subsidiaries to recover their operating costs, and to earn a reasonable rate of return in current and future rate proceedings, as well as their ability to recover purchased power and fuel costs in a timely manner
- Improved results of its Brazil investments
- Stable foreign exchange rates
- Improved results from its other non-regulated businesses, including successful resolution of the development of Alliant Energy's Laguna del Mar project in Mexico and recovery of the loan receivable related thereto
- No material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments
- Other stable business conditions, including an improving economy
- The amount of premiums incurred in connection with Alliant Energy's planned debt reductions
- Ability of Alliant Energy to report the businesses it is in the process of divesting within its Integrated Services business unit as discontinued operations in the second half of 2004 and to divest these businesses in a timely fashion

Earnings Conference Call

A conference call to review the second quarter earnings and other issues is scheduled for Tuesday, July 27 at 9:00 a.m. central time. Alliant Energy Chairman and Chief Executive Officer Erroll B. Davis, Jr., President and Chief Operating Officer William D. Harvey and Senior Executive Vice President and Chief Financial Officer Eliot G. Protsch will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 877-668-4404 (no pass code is needed) or by listening to a webcast at www.alliantenergy.com/investors. A replay of the call will be available through August 2, 2004, at 800-642-1687 (domestic) or 706-645-9291 (international). Callers should reference conference ID #8243629. An archive of the webcast will be available on the company's Web site at www.alliantenergy.com/investors for at least twelve months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company (IP&L) and Wisconsin Power and Light Company (WP&L) – and of Alliant Energy Resources, Inc., the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider that serves more than three million customers worldwide.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expects" or "estimates" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are also forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by such factors as: the factors listed in the "2004 Earnings Guidance" section of this press release; economic and political conditions in the domestic and international service territories; federal, state and international regulatory or governmental actions, including the impact of potential energy-related legislation in Congress, the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs and the earning of reasonable rates of return, as well as the payment of expected levels of dividends; unanticipated construction and acquisition expenditures; unanticipated issues in connection with Alliant Energy's construction of new generating facilities; issues related to the supply of purchased electricity and price thereof, including the ability to recover purchased power and fuel costs through rates; issues related to electric transmission, including recovery of costs incurred, and federal legislation and regulation affecting such transmission; risks related to the operations of Alliant Energy's nuclear facilities and unanticipated issues relating to the pending sale of Alliant Energy's interest in the Kewaunee nuclear facility; costs associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; developments that adversely impact Alliant Energy's ability to implement its strategic plan; Alliant Energy's ability to identify and successfully complete proposed acquisitions and development projects; Alliant Energy's ability to divest certain businesses in a timely fashion; access to technological developments; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; continued access to the capital markets; ability to successfully complete ongoing tax audits and appeals with no material impact on Alliant Energy's earnings or cash flows; and inflation rates. These factors should be considered when evaluating the forward-looking statements and undue reliance should not be placed on such statements. Without limitation, the expectations with respect to projected earnings in the "2004 Earnings Guidance" section of this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

*Note: Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.*

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2004	2003	**2004**	2003
	(in thousands, except per share amounts)			
Operating revenues:				
Domestic utility:				
Electric	$468,634	$444,108	$936,540	$887,133
Gas	78,948	76,392	327,817	334,273
Other	17,728	22,873	37,106	46,172
Non-regulated	96,828	116,128	251,681	300,153
	662,138	659,501	1,553,144	1,567,731
Operating expenses:				
Domestic utility:				
Electric production fuel and purchased power	172,282	170,086	370,333	366,325
Cost of gas sold	48,364	49,744	233,079	238,069
Other operation and maintenance	161,645	177,474	342,057	350,692
Non-regulated operation and maintenance	90,709	106,986	230,139	276,537
Goodwill impairment charge	42,853	--	42,853	--
Depreciation and amortization	83,034	76,185	166,292	154,063
Taxes other than income taxes	25,686	20,785	51,987	46,861
	624,573	601,260	1,436,740	1,432,547
Operating income	37,565	58,241	116,404	135,184
Interest expense and other:				
Interest expense	43,884	55,129	87,252	109,494
Loss on early extinguishment of debt	--	--	5,392	--
Equity income from unconsolidated investments	(5,785)	(9,237)	(22,412)	(4,983)
Allowance for funds used during construction	(5,756)	(4,572)	(12,817)	(8,433)
Preferred dividend requirements of subsidiaries	4,678	3,968	9,356	8,126
Interest income and other	1,782	(4,993)	1,639	(9,781)
	38,803	40,295	68,410	94,423
Income (loss) from continuing operations before income taxes	(1,238)	17,946	47,994	40,761
Income taxes	11,845	6,217	27,010	14,393
Income (loss) from continuing operations	(13,083)	11,729	20,984	26,368
Income from discontinued operations, net of tax	--	20,425	--	11,291
Income (loss) before cumulative effect of changes in accounting principles	(13,083)	32,154	20,984	37,659
Cumulative effect of changes in accounting principles, net of tax	--	--	--	(5,983)
Net income (loss)	($13,083)	$32,154	$20,984	$31,676
Average number of common shares outstanding (basic)	112,079	92,911	111,616	92,711
Average number of common shares outstanding (diluted)	112,079	93,022	112,030	92,780
Earnings per average common share (basic and diluted):				
Income (loss) from continuing operations	($0.12)	$0.13	$0.19	$0.28
Income from discontinued operations	--	0.22	--	0.12
Cumulative effect of changes in accounting principles	--	--	--	(0.06)
Net income (loss)	($0.12)	$0.35	$0.19	$0.34
Dividends declared per common share	$0.25	$0.25	$0.50	$0.50

KEY STATISTICS

	For the Twelve Months Ended June 30,	
	2004	2003
	(in thousands, except per share amounts)	
Operating revenues	**$3,113,600**	$2,917,528
Income from continuing operations	**$154,317**	$127,123
Net income	**$172,851**	$122,499
Average common shares (diluted)	**111,169**	92,197
Earnings per share (diluted)	**$1.55**	$1.33

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2004	2003	**2004**	2003
Domestic utility electric sales to retail customers *(thousands of MWh)*	**6,126**	5,930	**12,484**	12,282
Total domestic utility electric sales *(thousands of MWh)*	**7,586**	7,196	**15,260**	14,931
Utility gas sold and transported *(thousands of dekatherms)*	**16,628**	17,454	**55,749**	59,059

Book value per share at June 30, 2004	**$20.95**
Book value per share at June 30, 2003	$20.54